SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                Amendment No. 2

                           Hvide Marine Incorporated
--------------------------------------------------------------------------------
                               (Name of Issuer)



                 Class A Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                          (Title of Class of Securities)



                                  448515 10 6
                          -----------------------------
                                (CUSIP Number)

        Eugene P. Lynch                                 J. Erik Hvide
  Clipper Capital Associates, L.P.                Hvide Marine Incorporated
   650 Madison Avenue, 9th Floor                      2200 Eller Drive
       New York, NY 10022                         Fort Lauderdale, FL 33116
        (212) 940-6050                                (954) 524-4200

--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                                July 1, 1998
                         -----------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 17 Pages

                                  SCHEDULE 13D

CUSIP No. 448515 10 6


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         13-3706407
         Clipper Capital Associates, Inc.

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                      (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         OO
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
                                                           7 SOLE VOTING POWER
                                                             -0-
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH
                                                   8  SHARED VOTING POWER
                                                      3,766,192**
                                                   9  SOLE DISPOSITIVE POWER
                                                      1,665,522**
                                                  10  SHARED DISPOSITIVE POWER
                                                      -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,766,192**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         24.6**
     14  TYPE OF REPORTING PERSON*
         CO

                          *SEE INSTRUCTIONS BEFORE FILLING OUT

                    **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                    "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                                    Page 2 of 17 Pages

                                      SCHEDULE 13D

CUSIP No. 448515 10 6


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         J. Erik Hvide

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                     (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         OO
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
                                                           7 SOLE VOTING POWER
                                                             -0-
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      3,766,192**
                                                   9  SOLE DISPOSITIVE POWER
                                                      22,000**
                                                  10  SHARED DISPOSITIVE POWER
                                                      -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,766,192**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         24.6**
     14  TYPE OF REPORTING PERSON*
         IN

                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      **SEE DESCRIPTION PRESENTED UNDER THE CAPTION "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                                    Page 3 of 17 Pages

                                     SCHEDULE 13D

CUSIP No. 448515 10 6


      1  NAME OF REPORTING PERSON
         IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Hvide Holdings Corp. (See Item 2)

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                      (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         OO
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
                                                           7 SOLE VOTING POWER
                                                             -0-
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      3,766,192**
                                                   9  SOLE DISPOSITIVE POWER
                                                      1,496,466**
                                                  10  SHARED DISPOSITIVE POWER
                                                      -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,766,192**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         24.6**
     14  TYPE OF REPORTING PERSON*
         CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                    "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                                    Page 4 of 17 Pages

                                      SCHEDULE 13D

CUSIP No. 448515 10 6


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Metropolitan Life Insurance Company

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                    (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         OO
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
                                                           7 SOLE VOTING POWER
                                                             -0-
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      3,766,192**
                                                   9  SOLE DISPOSITIVE POWER
                                                      71,820**
                                                  10  SHARED DISPOSITIVE POWER
                                                      -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,766,192**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         24.6**
     14  TYPE OF REPORTING PERSON*
         IC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                   **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                   "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                                Page 5 of 17 Pages

                                    SCHEDULE 13D

CUSIP No. 448515 10 6


      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         OGP II, L.P.
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                     (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
         OO
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
                                                           7 SOLE VOTING POWER
                                                             -0-
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      3,766,192**
                                                   9  SOLE DISPOSITIVE POWER
                                                      510,384**
                                                  10  SHARED DISPOSITIVE POWER
                                                      -0-
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,766,192**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         24.6**
     14  TYPE OF REPORTING PERSON*
         PN

                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     **SEE DESCRIPTION PRESENTED UNDER THE CAPTION "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                                    Page 6 of 17 Pages

     This Amendment No. 2 to Schedule 13D is being filed by the Reporting Persons (as defined below) to report the changes in ownership of the Common Stock (as defined below) described in Item 4.

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the Class A common stock, par value $0.001 per share (the "Class A Common Stock"), and the Class B Common Stock, par value $0.001 per share (the "Class B Common Stock," and collectively with the Class A Common Stock, the "Common Stock"), of Hvide Marine Incorporated, a Florida corporation (the "Company"). The Class A Common Stock and the Class B Common Stock vote together on all matters submitted to a vote of shareholders. The Class A Common Stock has one vote per share and the Class B Common Stock has ten votes per share. Shares of Class B Common Stock are freely convertible into shares of Class A Common Stock on a one-for-one basis.

         The Company's principal executive offices are located at 2200 Eller Drive, Fort Lauderdale, Florida 33316.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is amended to read in its entirety the following:

        Pursuant to Rule 13d-1(k)(1) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), this Statement is being filed by (i) Clipper Capital Associates, Inc. ("Clipper");
(ii) Mr. J. Erik Hvide; (iii) Hvide Holdings Corp. ("Hvide Holdings"); (iv) Metropolitan Life Insurance Company ("Met"); and (v) OGP II, L.P. ("Olympus"). The foregoing entities are hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single joint filing pursuant to Rule 13d-1(k)(1). Subsequent to this filing, any filings required to be made by any of the Reporting Persons pursuant to Section 13(d) of the Act and Regulation 13D thereunder, will be made individually and not as a joint filing pursuant to Rule 13d-1(k)(1).

         Clipper is a Delaware corporation with its principal executive offices located at 650 Madison Avenue, 9th Floor, New York, New York 10022. At present, the business of Clipper consists of performing the function of, and serving as, the general partner of Clipper Capital Associates, L.P. ("Clipper L.P."), which in turn is the general partner of certain private investment funds. Clipper L.P. directly owns certain of the shares of Common Stock and is the general partner of certain limited partnerships (collectively with Clipper L.P., the "Clipper Partnerships"), including Clipper/Merchant HMI, L.P., Clipper/Merban, L.P. and Clipper/Park HMI, L.P., each of which owns certain of the shares of Common Stock. Clipper/Hercules, L.P. ("Hercules") was previously included as one of the Clipper Partnerships on this Schedule 13D. As described in Item 4 below, on July 1, 1998 Hercules distributed all of the Common Stock previously held directly by it to its partners. Mr. Robert B. Calhoun, Jr., a U.S. citizen whose business address is the same as Clipper's, owns all of the outstanding stock of Clipper. The attached Schedule I is a list of the directors and executive officers of Clipper; each of the named persons is a U.S. citizen.

         J. Erik Hvide is the president and chief executive officer of the Company. He is a U.S. citizen whose principal business address is 2200 Eller Drive, Fort Lauderdale, Florida 33116. He is also the sole stockholder of Hvide Holdings, the general partner of Hvide Trust Limited, L.P. ("Hvide Trust Limited"). Hvide Trust Limited directly owns certain of the shares of Common Stock. At present, the

                              Page 7 of 17 Pages
business of Hvide Holdings consists of performing the function of, and serving as, the general partner of Hvide Trust Limited. The business address of Hvide Holdings is 2200 Eller Drive, Fort Lauderdale, Florida 33116. The attached
Schedule II is a list of the directors and executive officers of Hvide Holdings; each of the named persons is a U.S. citizen.

         J. Erik Hvide originally reported on this Schedule 13D, and in Amendment No. 1 thereto, as the trustee of both Hvide Trust I and Hvide Trust II (the "Hvide Trusts"). Except for 10,000 shares of Class A Common Stock directly held by J. Erik Hvide, on December 29, 1997, J. Erik Hvide and the Hvide Trusts effected a change in beneficial ownership by transferring all shares of Class B Common Stock directly held by them to Hvide Trust Limited. J. Erik Hvide and the Hvide Trusts are the limited partners of Hvide Trust Limited.

         Met is a mutual insurance company with principal offices at 334 Madison Avenue, P.O. Box 633, Convent Station, NJ 07961-0633. Met principally provides life insurance and annuity products and pension, pension-related and investment-related services to individuals, corporations and other institutions. Met and its insurance subsidiaries also provide nonmedical health, disability and property and casualty insurance. Through its noninsurance subsidiaries, Met also offers investment management and advisory services and commercial finance. The attached Schedule III is a list of the directors and executive officers of Met; each of the named persons is a U.S. citizen.

         Olympus is a Delaware limited partnership with its principal executive offices located at Metro Center, One Station Place, Stamford, CT 06902. At present, the business of Olympus consists of performing the function of, and serving as, the general partner of certain limited partnerships, including
Olympus Growth Fund II, L.P., a private investment fund ("OGF II"), which directly owns certain of the shares of Common Stock. Robert S. Morris, Louis J. Mischianti and James A. Conroy are, through limited liability entities wholly owned by them, the general partners of Olympus. Messrs. Morris, Mischianti and Conroy are U.S. citizens whose business address is Olympus's offices.

         During the last five years, none of the Reporting Persons or, to the knowledge of any Reporting Person, any of the persons named in this Item 2 or in the related Schedules, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The information with respect to a particular Reporting Person and its executive officers, directors and controlling persons contained herein is given solely by such Reporting Person and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such Reporting Person.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended to read in its entirety as follows:

         No cash consideration was paid in connection with the transactions that require the filing of this amendment. For a description of these transactions, see Item 4, below.


                                Page 8 of 17 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended to read in its entirety as follows:

         On July 1, 1998, the Company, Hvide Trust Limited, J. Erik Hvide, the Clipper Partnerships, OGF II and Met entered into the agreement attached hereto as Exhibit F (the "Agreement") in order to (i) specify procedures for effecting the distribution of all of the shares of Common Stock directly held by Clipper/Hercules, L.P. ("Hercules") to its partners (OGF II, Clipper Capital and certain individuals), and any future distribution by OGF II of the shares distributed to it by Hercules, together with all of the shares of Common Stock held by it directly (the "Olympus Shares"), and (ii) acknowledge that upon the distribution of the Olympus Shares, OGF II will no longer be a party to that Agreement Among Shareholders dated August 14, 1996, among the Clipper Partnerships, Met, OGF II, J. Erik Hvide and Hvide Trust Limited (as successor in interest to the Hvide Trusts), as described in Item 6 below (the "Shareholders Agreement"), and thereafter OGF II and its partners will no longer have any rights or obligations under that agreement.

         Pursuant to the Agreement, on July 1, 1998, Hercules distributed to its partners (OGF II, Clipper Capital and certain individuals) a total of 477,762 shares of Class A Common Stock as follows: 442,788 shares to OGF II, 323 shares to Clipper Capital and 34,651 shares to certain individuals.

         Of the 477,762 shares distributed by Hercules, 359,401 shares had been held by Hercules as shares of Class B Common Stock. Prior to distributing those shares, Hercules converted them into shares of Class A Common Stock on a one-for-one basis.

         As a result of the above distribution, Hercules is no longer a party to the Shareholders Agreement and no longer has a beneficial ownership interest in the Common Stock. Hercules ceased to be a 5% beneficial owner on July 1, 1998.

         Although the Reporting Persons believe that the shares of Common Stock that they beneficially own are an attractive investment at this time, they continue to monitor and evaluate their investment in the Company in light of pertinent factors, including the following:

(i)  the  Company's  business,   operations,  assets,  financial  condition  and
     prospects;

(ii) market, general economic and other conditions; and

(iii)other available investment opportunities. In light of the foregoing factors, and the plans and requirements of the Reporting Persons from time to time, the Reporting Persons may determine to (i) acquire additional securities of the Company, (ii) dispose of some or all of the securities of the Company that they beneficially own, (iii) increase or decrease their participation in the determination of the Company's management and policies or (iv) propose a merger, consolidation, joint venture or other business combination involving the Company or its subsidiaries, a sale or purchase of assets or securities of the Company or its subsidiaries, a recapitalization, reorganization or liquidation involving the Company or its subsidiaries or other similar actions.


                               Page 9 of 17 Pages

         The Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more of the other stockholders of the Company, to determine in the future to take or cause to be taken one or more of the foregoing actions. Any sale or disposition of shares of Common Stock by the Reporting Persons may be made by means of privately negotiated sales, registered offerings or other transactions or by seeking to cause the Company to effect one or more of the transactions set forth above.

         Except as described in Item 6 below, the Reporting Persons do not have either plans or proposals related to or that would result in: (i) the acquisition by any person of additional securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Company or any of its subsidiaries, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any persons; (viii) causing the shares of Common Stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) any class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above. The Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more of the other stockholders of the Company, to determine in the future to take or cause to be taken one or more of the foregoing actions.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         Item 5 is amended to read in its entirety as follows:

CLIPPER:

         In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations under the Act, Clipper may be deemed to beneficially own 3,766,192 shares of Common Stock, which constitutes approximately 24.6% of the outstanding shares of Common Stock. Clipper has sole voting power with respect to none of the shares of Common Stock; has shared voting power (as general partner of Clipper L.P.) with respect to 3,766,192 of the shares of Common Stock (constituting 70.8% of the total voting power of the Common Stock) as a result of the Shareholders Agreement; has sole dispositive power with respect to 1,665,522 of the shares of Common Stock, subject to certain limitations under the Shareholders Agreement; and has shared dispositive power with respect to none of the shares of Common Stock. In addition, Mr. Calhoun individually owns 12,149 shares of Common Stock. As a result of the distribution described in Item 4, Hercules no longer has a beneficial ownership interest in the Common Stock as of the date of this filing.

J. ERIK HVIDE:

     In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations under the Act, J. Erik Hvide may be deemed to beneficially own 3,766,192 shares of Common Stock, which constitutes approximately 24.6% of the outstanding shares of Common Stock. Mr. Hvide has sole voting power with

                              Page 10 of 17 Pages
respect to none of the shares of Common Stock; has shared voting power with respect to 3,766,192 of the shares of Common Stock (constituting 70.8% of the total voting power of the Common Stock) as a result of the Shareholders Agreement; has sole dispositive power with respect to 22,000 of the shares of Common Stock, subject to certain limitations under the Shareholders Agreement; and has shared dispositive power with respect to none of the shares of Common Stock.

HVIDE HOLDINGS CORP.:

         In  accordance   with  Rule   13d-5(b)(1)  of  the  General  Rules  and
Regulations under the Act, Hvide Holdings may be deemed to beneficially own 3,766,192 shares of Common Stock, which constitutes approximately 24.6% of the outstanding shares of Common Stock. Hvide Holdings has sole voting power with respect to none of the shares of Common Stock; has shared voting power with respect to 3,766,192 of the shares of Common Stock (constituting 70.8% of the total voting power of the Common Stock) as a result of the Shareholders Agreement; has sole dispositive power with respect to 1,496,466 of the shares of Common Stock, subject to certain limitations under the Shareholders Agreement; and has shared dispositive power with respect to none of the shares of Common Stock.

MET:

         In  accordance   with  Rule   13d-5(b)(1)  of  the  General  Rules  and
Regulations under the Act, Met may be deemed to beneficially own 3,766,192 shares of Common Stock, which constitutes approximately 24.6% of the outstanding shares of Common Stock. Met has sole voting power with respect to none of the shares of Common Stock; has shared voting power with respect to 3,766,192 of the shares of Common Stock (constituting 70.8% of the total voting power of the Common Stock) as a result of the Shareholders Agreement; has sole dispositive power with respect to 71,820 of the shares of Common Stock, subject to certain limitations under the Shareholders Agreement; and has shared dispositive power with respect to none of the shares of Common Stock.

OLYMPUS:

         In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations under the Act, Olympus may be deemed to beneficially own 3,766,192 shares of Common Stock, which constitutes approximately 24.6% of the outstanding shares of Common Stock. Olympus has sole voting power with respect to none of the shares of Common Stock; has shared voting power with respect to 3,766,192 of the shares of Common Stock (constituting 70.8% of the total voting power of the Common Stock) as a result of the Shareholders Agreement; has sole dispositive power with respect to 510,384 of the shares of Common Stock, subject to certain limitations under the Shareholders Agreement; and has shared dispositive power with respect to none of the shares of Common Stock. Upon the distribution of the Olympus Shares, Olympus and OGF II will no longer have a beneficial ownership interest in the Common Stock.

         Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by any other Reporting Person.

         J. Erik Hvide purchased 2,000 shares of Class A Common Stock on August 18, 1998, at a price of $8.125 per share, in an open market transaction. There have been no other transactions by the Reporting Persons in the shares of Common Stock during the past 60 days.


                               Page 11 of 17 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         Item 6 is amended to read in its entirety as follows:

         As described in Item 4 above, the Company, Hvide Trust Limited, J. Erik Hvide, the Clipper Partnerships, OGF II and Met entered into the Agreement in order to establish procedures for distributing the Common Stock previously held by Hercules and the Olympus Shares currently held by OGF II.

         As mentioned in Item 4 above, the Company, Hvide Trust Limited, J. Erik Hvide, the Clipper Partnerships and Met are parties to the Shareholders Agreement. Each of the parties to the Shareholders Agreement has agreed to vote all shares of Common Stock owned by it to elect one, two or three nominees (as determined pursuant to the Shareholder Agreement) designated by Clipper L.P. and eight nominees designated by J. Erik Hvide to the Company's board of directors. In addition, pursuant to the Shareholders Agreement (a) such persons have granted to each other certain rights of first refusal and certain rights of first opportunity with respect to the shares of Common Stock, (b) the Clipper Partnerships and Met have agreed not to transfer any Class A Common Stock to any person that is not an Investor Shareholder (as defined) or a member of the Hvide Group (as defined in the Shareholders Agreement), unless at the time of transfer such transferor owns no shares of Class B Common Stock, (c) the parties thereto agree not to transfer any Common Stock (unless in a registered public sale or pursuant to Rule 144 under the Securities Act of 1933) unless the transferee becomes a party to the Shareholders Agreement, and (d) J. Erik Hvide and Hvide Trust Limited agree not to transfer any Common Stock to a person that is not a U.S. citizen. Pursuant to the Agreement, upon the distribution of the Olympus Shares, OGF II will no longer be a party to the Shareholders Agreement and thereafter OGF II and its partners will no longer have any rights or obligations under that agreement.

         The Company, the Clipper Partnerships, Met and OGF II are parties to that certain Registration Rights Agreement dated August 14, 1996 (the "Registration Rights Agreement"), pursuant to which the Company has granted certain registration rights with respect to the Common Stock owned by Clipper, Met and previously OGF II. The Agreement did not affect the rights and obligations of OGF II under the Registration Rights Agreement except to prohibit OGF II from transferring or assigning its rights thereunder to any transferee of any of the Olympus Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is amended to read in its entirety as follows:

         Exhibit 99 - Joint Filing Agreement

         Exhibit A - Shareholders Agreement (attached to the Reporting Persons' original Schedule 13D filed with the Commission on September 20, 1996)

         Exhibit C - Registration Rights Agreement (attached to the Reporting Persons' original Schedule 13D filed with the Commission on September 20, 1996)

         Exhibit F - Agreement (attached hereto)

                               Page 12 of 17 Pages

                                    Signatures

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 7, 1998


                                       CLIPPER CAPITAL ASSOCIATES, INC.,

                                       by:   /s/ Robert B. Calhoun, Jr.
                                       Name: Robert B. Calhoun, Jr.
                                       Title:  President



                                        /s/ J. Erik Hvide
                                           J. Erik Hvide

                                        HVIDE HOLDINGS CORP.,

                                        by:   /s/ Gerald Farmer
                                        Name:  Gerald Farmer
                                        Title:  President


                                        METROPOLITAN LIFE INSURANCE COMPANY,

                                        by:   /s/ Michael J. Mazzola
                                        Name: Michael J. Mazzola
                                        Title: Assistant Vice-President


                                        OGP II, L.P., by its general partner
                                        LJM, LLC,

                                        by:   /s/ Louis J. Mischianti
                                        Name: Louis J. Mischianti
                                        Title:  Member






                                 Page 13 of 17 Pages

                                       Schedule I


                            Directors and Executive Officers of
                              Clipper Capital Associates, Inc.


      Name                                          Business Address

      Eugene P. Lynch                               Clipper Capital Associates
      Treasurer, Secretary and Director             650 Madison Avenue
                                                    New York, NY 10022
      Robert B. Calhoun, Jr.
      President and Director



                                  Page 14 of 17 Pages

                                    Schedule II

                          Directors and Executive Officers of
                                    Hvide Holdings Corp.


      Name                                      Business Address

      Gerald Farmer                             Hvide Marine Incorporated
      President, Treasurer and Director         2200 Eller Drive
                                                Ft. Lauderdale, FL  33116

      Denison H. Hatch, Jr.                     Morris, Nichols, Arsht & Tunnell
      Vice President, Secretary and Director    1201 North Market Street
                                                Wilmington, DE  19899-1347


                                  Page 15 of 17 Pages

                                     Schedule III
                           Directors and Executive Officers of
                           Metropolitan Life Insurance Company

Executive Officers:
Robert H. Benmosche                       Gary A. Beller                         C. Robert Henrikson
Chairman, President                       Executive Vice-President,              Executive Vice-President
and Chief Executive Officer               General Counsel
                                          and Chief Legal Officer

Gerald Clark                              Catherine A. Rein                      Jeffrey J. Hodgman
Senior Executive                          Executive Vice President               Executive Vice-President
Vice-President, Chief
Investment Officer, and
Vice Chairman

Stewart G. Nagler                         William J. Toppeta                     David A. Levene
Senior Executive Vice-President,          Executive Vice-President               Executive Vice-President
Chief Financial Officer
and Vice Chairman

John H. Tweedie                           Judy E. Weiss
Executive Vice-President                  Executive Vice-President

Directors:

Robert H. Benmosche                       Allen E. Murray                        James R. Houghton
Chairman, President and                   Retired Chairman of the Board          Retired Chairman of the Board
Chief Executive Officer                   and Chief Executive Officer            Corning Incorporated
Metropolitan Life                         Mobil Corporation
Insurance Company

Curtis H. Barnette                        Joan Ganz Cooney                       Ruth J. Simmons, PH.D.
Chairman of the Board                     Chairman,                              President
and Chief Executive Officer               Executive Committee                    Smith College
Bethlehem Steel Corporation               Children's Television Workshop

Robert G. Schwartz                        Hugh B. Price                          Helene L. Kaplan
Retired Chairman of the Board             President and Chief                    Of Counsel
President and Chief                       Executive Officer                      Skadden, Arps, Slate,
Executive Officer                         National Urban                         Meagher & Flom
Metropolitan Life                         League, Inc.
Insurance Company

John J. Phelan, Jr.                       Burton A. Dole, Jr.                    Charles M. Leighton
Retired Chairman and                      Chairman of the Board                  Chairman and Chief
Chief Executive Officer                   Nellcar Puritan Bennett                Executive Officer
New York Stock Exchange, Inc.                                                    CML Group, Inc.

                                   Page 16 of 17 Pages

Gerald Clark                              William C. Steere, Jr.                 Stewart G. Nagler
Senior Executive                          Chairman of the Board                  Senior Executive Vice President,
Vice-President and                        and Chief Executive Officer            Chief Financial Officer and
Chief Investment Officer                  Pfizer Inc.                            Vice Chairman
Metropolitan Life                                                                Metropolitan Life
Insurance Company                                                                Insurance Company

                                  Page 17 of 17 Pages